UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

GENIUS SPORTS LIMITED

(Name of Subject Company and Filing Person (issuer))

Warrants to Acquire Ordinary Shares

(Title of Class of Securities)

G3934V 117

(CUSIP Number of Class of Securities)

Genius Sports Group

10 Bloomsbury Way, 9th Floor

London, United Kingdom WC1A 2SL

Telephone: +44 (0) 20 7851 4060

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Ross M. Leff, P.C. Tamar Donikyan Allison C. Bell Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 Tel: (212) 446-4800	Donald J. Puglisi Puglisi & Associates 850 Library Avenue #204 Newark, Delaware 19711 Telephone: (302) 738-6680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Genius Sports Limited, incorporated under the laws of Guernsey as a non-cellular company limited by shares (the “Company,” “us” or “we”), with the Securities and Exchange Commission (the “SEC”) on November 18, 2022 (as amended and supplemented from time to time, the “Schedule TO”), and relates to Company’s offer to the holders of its outstanding warrants to exercise their warrants on the terms set forth in the Warrant Holder Notice (as defined below) and consent (the “Consent Solicitation”) to amend the Warrant Agreement, dated as of August 13, 2020, between Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and dMY Technology Group, Inc. II (“dMY”), which was assumed by the Company pursuant to that certain Warrant Assumption Agreement, dated as of April 20, 2021, by and among the Company, dMY and the Warrant Agent (the “Warrant Agreement”), so that any warrants not exercised by a holder thereof on or prior to 11:59 p.m., Eastern Time, on January 19, 2023, or such later time and date to which we may extend (the “Expiration Date”), shall be exercised automatically on the holder’s behalf on the first trading day following the Expiration Date on a cashless basis at an Exercise Price that is 76.6% of the volume-weighted average price of the ordinary shares for the one-trading day period on the New York Stock Exchange (the “NYSE”) on the second trading day prior to the Expiration Date, which is expected to be January 17, 2023 (if and only if such Exercise Price would be less than $11.50 per share), resulting in such holders receiving 0.234 ordinary shares of the Company, par value $0.01 per share (the “ordinary shares”) per warrant, which is 10% less than the number of ordinary shares per warrant to be received by holders that exercise cashlessly at the Reduced Exercise Price (as defined below) on or prior to the Expiration Date (the “Warrant Amendment”), upon the terms and subject to the conditions set forth in the Prospectus that is included in Amendment No. 1 to the registration statement on Form F-4 filed on December 20, 2022 (the “Prospectus”), a copy of which is attached hereto as Exhibit (a)(1)(A).

In addition, on December 20, 2022, the Company issued to warrant holders an amended notice (the “Warrant Holder Notice”) indicating that the Company has lowered the Exercise Price of the warrants (the “Reduced Exercise Price”) during the period in which the Consent Solicitation is open, giving effect to any withdrawal or extension (the “Consent Period) from $11.50 to an exercise price that is 74% of the volume-weighted average price of the ordinary shares for the one-trading day period on the NYSE on the second trading day prior to the Expiration Date (if and only if such Reduced Exercise Price would be less than $11.50 per share), which one-trading day period is expected to be January 17, 2023. The Warrant Holder Notice further provided that the Company has entered into an amendment to the Warrant Agreement (the “Cashless Exercise Amendment”) with the Warrant Agent pursuant to the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Consent Period. Holders of warrants that exercise their warrants on a cashless basis at the Reduced Exercise Price during the Consent Period will receive 0.260 ordinary shares for each warrant exercised by such holder.

Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. The consummation of any exercise of warrants by a holder thereof at the Reduced Exercise Price or on a cashless basis during the Consent Period is therefore expected to occur on the first trading day following the Expiration Date in order to determine if the condition of obtaining the requisite consents to give effect to the Warrant Amendment has been satisfied. If the Warrant Amendment is approved, on the first trading day following the Expiration Date, the warrants will cease to exist (having all been exercised, either by the holder on or prior to the Expiration Date or otherwise automatically on the first trading day following the Expiration Date) and the warrants will cease trading on the NYSE.

Prior to the Expiration Date, holders may also continue to exercise their warrants on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment, at an Exercise Price of $11.50.

The information in the Prospectus, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Amendment.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)

Name and Address. The name of the issuer is Genius Sports Limited. The Company’s principal executive offices are located at 10 Bloomsbury Way, 9th Floor, London, United Kingdom WC1A 2SL, and its telephone number at such offices is +44 (0) 20 7851 4060.

(b)	Securities. The subject securities are the Company’s outstanding warrants (the “warrants”).

Each warrant currently entitles the holder to purchase one ordinary share at a price of $11.50 per share, subject to adjustment. As of December 16, 2022, 7,668,280 warrants were outstanding.

(c)	Trading Market and Price. The information set forth in the section of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)

Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of December 20, 2022 are listed in the table below.

Name	Position
Mark Locke	Director and Chief Executive Officer
David Levy	Chair
Albert Costa Centena	Director
Gabriele Cipparrone	Director
Kimberly Bradley	Director
Niccolo de Masi	Director
Daniel Burns	Director
Roxana Mirica	Director
Nicholas Taylor	Chief Financial Officer
Steven Burton	Chief Operating Officer
Jack Davison	Chief Commercial Officer
Campbell Stephenson	Chief Information Officer
Tom Russell	Chief Legal Officer

The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	Material Terms. The information set forth in the sections of the Prospectus entitled “Summary” and “The Consent Solicitation” is incorporated herein by reference.

(b)	Purchases. The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities” and “Description of Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Background and Purpose of the Consent Solicitation” is incorporated herein by reference.

(b)

Use of Securities Acquired. The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Background and Purpose of the Consent Solicitation” is incorporated herein by reference.

(c)

Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing shareholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its Board of Directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its shareholders from any such transaction.

Except as described above and in the sections of the Prospectus entitled “Risk Factors” and “The Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the NYSE; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Amended and Restated Memorandum of Incorporation and the Amended and Restated Articles of Incorporation of the Company or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a)

Source of Funds. The information set forth in the section of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions. Not applicable.

(d)	Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)

Securities Ownership. The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b)

Securities Transactions. Except as set forth in the section of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transaction involving the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)

Solicitations or Recommendations. The information set forth in the section of the Prospectus entitled “Market Information, Dividends and Related Shareholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the solicitation agent or the information and tabulation agent is making any recommendation as to whether holders of warrants should consent to the Consent Solicitation.

Item 10. Financial Statements.

(a)

Financial Information. The financial statements and other financial information of the Company included or incorporated by reference in the Prospectus are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Consent Solicitation and exercising of warrants are available for inspection and copying from the SEC’s website at www.sec.gov.

(b)	Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the sections of the Prospectus entitled “The Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “The Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(2)	The information set forth in the section of the Prospectus entitled “The Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(c)	Other material Information. Not applicable.

Item 12. Exhibits.

Item 12(a)

Exhibit No.	Description

(a)(l)(A)	Prospectus (incorporated by reference to the Prospectus that is included in the Company’s Amendment No. 1 to Registration Statement on Form F-4 (File No. 333-268457) with the SEC on December 20, 2022).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Prospectus (incorporated by reference to Exhibit (a)(1)(A)).

(a)(5)(A)	Press Release, dated November 18, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40352) filed by the Company on November 18, 2022).

(a)(5)(B)	Amended Notice to the Registered Holders of Warrants (incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(a)(5)(C)	Press Release, dated December 16, 2022.

(a)(5)(D)	Press Release, dated December 20, 2022 (incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(b)	Not applicable.

(d)(i)	Amended and Restated Genius Sports Limited Memorandum of Incorporation (incorporated by reference to Exhibit 1.1 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(ii)	Amended and Restated Genius Sports Limited Articles of Incorporation (incorporated by reference to Exhibit 1.2 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(iii)	Specimen Warrant Certificate of dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.3 of dMY Technology Group, Inc. II’s Registration Statement on Form S-1 (File No. 333-239508) filed with the SEC on August 3, 2020).

(d)(iv)	Warrant Agreement between Continental Stock Transfer & Trust Company and dMY Technology Group, Inc. II (incorporated by reference to Exhibit 4.1 of dMY Technology Group, Inc. II’s Current Report on Form 8-K filed with the SEC on August 18, 2020).

(d)(v)	Warrant Assumption Agreement among dMY Technology Group, Inc. II, Genius Sports Limited and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 2.3 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(vi)	Warrant Certificate of Genius Sports Limited in favor of NFL Enterprises LLC (incorporated by reference to Exhibit 2.4 of the Company’s Shell Company Report on 20-F (File No. 001-40352) filed with the SEC on April 27, 2021).

(d)(vii)	Amended and Restated Solicitation Agent Agreement, dated December 20, 2022, by and between the Company and BofA Securities, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268457) filed with the SEC on December 20, 2022).

(d)(viii)	Amended and Restated Amendment No. 1 to the Warrant Agreement by and between Continental Stock Transfer & Trust Company and Genius Sports Limited (incorporated by reference to Exhibit 4.1 of the Company’s report on Form 6-K (File No. 001-40352) filed with the SEC on December 20, 2022).

(g)	Not applicable.

(h)(i)	Tax Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 (File No. 333-268457) filed with the SEC on November 18, 2022).

Item 12(b). Calculation of Filing Fee Table.

Filing Fee Exhibit.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENIUS SPORTS LIMITED

Date: December 20, 2022	By:	/s/ Nicholas Taylor
	Name:	Nicholas Taylor
	Title:	Chief Financial Officer

	By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Authorized Representative in the United States